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SECURITIES A 02021056 N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23560

RECEIVED NOV 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitan Investment Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W 1st Ave., Dept. 132000
(No. and Street)

Spokane, WA (City) (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reuel Swanson 800/541-0828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Suite 3500, 999 Third Avenue (Address) Seattle (City) WA (State) 98104-4086 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reuel Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan Investment Securities, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC
STATE OF WASHINGTON
ARLENE BURNS
My Appointment Expires Feb. 19, 2003

Notary Public

Signature

Secretary/Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)
For the Year Ended September 30, 2002
with Report and Supplementary Report of Independent Auditors

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)
Financial Statements and Supplemental Information

Year Ended September 30, 2002

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1 11
Schedule II – Statement Regarding SEC Rule 15c3-3 12

Supplementary Report

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 13

Ernst & Young

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
Metropolitan Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Metropolitan Investment Securities, Inc. (the Company) (a wholly owned subsidiary of Summit Securities, Inc.) as of September 30, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Investment Securities, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

November 5, 2002

Ernst + Young LLP

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)

Statement of Financial Condition

September 30, 2002

Assets	
Cash and cash equivalents	$1,500,846
Cash segregated under regulation	5,000
Deposits at clearing organization	184,473
Securities owned, at market value	70,125
Accounts receivable	229
Prepaid expenses	41,667
Equipment, net	181,094
Total assets	$1,983,434
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 103,425
Payable to Parent for federal income taxes	504,792
Payable to affiliated companies	134,535
Accrued expenses	23,058
Total liabilities	765,810
Stockholder's equity:	
Common stock, $1 par value; authorized 200,000 shares, issued and outstanding 165,000 shares	165,000
Additional paid-in capital	135,000
Retained earnings	917,624
Total stockholder's equity	1,217,624
Total liabilities and stockholder's equity	$1,983,434

See accompanying notes to financial statements.

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)

Statement of Income

Year Ended September 30, 2002

Revenues:	
Commissions from Parent and affiliated company	$7,169,681
Commissions from other sources	2,001,132
Unrealized loss on securities owned	(27,975)
Rental income	22,501
Interest income	6,297
Total revenues	9,171,636
Expenses:	
Commissions and benefits to sales representatives	7,869,058
Salaries and benefits	486,335
Other operating, occupancy, and administrative expenses	514,838
Total expenses	8,870,231
Income before income taxes	301,405
Income tax provision	102,477
Net income	$ 198,928

See accompanying notes to financial statements.

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock	**Additional Paid-In Capital**	**Retained Earnings**	**Total Stockholder's Equity**
Balances, October 1, 2001	$165,000	$135,000	$718,696	$1,018,696
Net income	–	–	198,928	198,928
Balances, September 30, 2002	$165,000	$135,000	$917,624	$1,217,624

See accompanying notes to financial statements.

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)

Statement of Cash Flows

Year Ended September 30, 2002

Operating activities	
Net income	$ 198,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on securities owned	27,975
Depreciation	10,841
Change in assets and liabilities:	
Decrease in cash segregated under regulation	52,303
Decrease in deposits at clearing organization	2,535
Decrease in accounts receivable	5,594
Increase in prepaid expenses	(41,667)
Increase in commissions payable	96,483
Increase in payable to Parent for federal income taxes	102,477
Increase in payable to affiliated companies	99,920
Decrease in payable to customers	(52,302)
Increase in accrued expenses	15,258
Net cash provided by operating activities	518,345
Investing activities	
Purchase of equipment	(156,020)
Net cash used in investing activities	(156,020)
Net increase in cash and cash equivalents	362,325
Cash and cash equivalents, beginning of year	1,138,521
Cash and cash equivalents, end of year	$1,500,846

See accompanying notes to financial statements.

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)

Notes to Financial Statements

September 30, 2002

1. Organization and Nature of Business

Metropolitan Investment Securities, Inc., a wholly owned subsidiary of Summit Securities, Inc., (the Company) was initially formed for the primary purpose of acting as a broker-dealer of preferred stock, debentures, and investment certificates issued by Metropolitan Mortgage & Securities Co., Inc. (Metropolitan Mortgage) and Summit Securities, Inc. (Summit or the Parent). The Company offers preferred stockholders of Metropolitan Mortgage, an affiliate of the Company and Summit, the opportunity to list for sale their preferred stock holdings on a trading board established by the Company. In addition, the Company currently markets several families of mutual funds and general securities. The Company's sales efforts have been primarily focused in the states of Washington, Oregon, California, Utah, Idaho, and Montana; however, the Company is currently licensed in 50 states. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

During 2002, Western United Holding Company (Western Holding), an affiliate of the Company, registered its preferred stock for sale to the public on a best-efforts basis, with conditions, through the Company. If Western Holding sells the minimum amount of preferred stock to complete the offering, any remaining shares of preferred stock in the offering will be sold on a continuous, best-efforts basis by the Company.

The issuance of securities by Summit, Metropolitan Mortgage, and Western Holding could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate commission revenues.

2. Significant Accounting Policies

Basis and Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand and on deposit in banks and financial institutions. Substantially all cash and cash equivalents are on deposit with one financial institution in amounts that periodically exceed the federal insurance limits. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated Under Regulation and Payable to Customers

Cash segregated under regulation of $5,000 has been segregated in a special reserve bank account for the exclusive benefit of customers in compliance with SEC Rule 15c3-3.

Securities Owned

Securities owned include the Company's holding of NASDAQ stock and warrants. Securities owned are carried at market value based on quoted market prices, with unrealized gains and losses included in the results of operations.

Equipment

Equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Building improvements	15 years
Furniture and fixtures	7 years
Office equipment	3-7 years

Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any resultant gain or loss is recognized in earnings.

2. Significant Accounting Policies (continued)

Commissions

Commissions revenue and the related commissions expense are recorded on a trade-date basis as securities transactions occur.

Rental Income

Rental income is recognized as earned over the term of the underlying lease.

Advertising Expenses

During the year ended September 30, 2002, the Company expensed advertising costs of $3,029 as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by National Summit Corporation, the parent company of Summit. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse.

3. Equipment

At September 30, 2002, equipment is summarized as follows:

Building improvements	$ 541
Furniture and equipment	2,702
Office equipment	228,033
	231,276
Less accumulated depreciation	(50,182)
	$181,094

4. Deposits at Clearing Organizations

Deposits at clearing organizations at September 30, 2002 consist of cash and cash equivalents on deposit with the clearing organization.

The Company clears certain of its transactions through another broker-dealer on a fully disclosed basis. The amount receivable to the clearing organization relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary.

5. Related-Party Transactions

The Company receives commissions ranging from 0.6% to 6.0% of the face value of the securities sold by independent sales representatives on behalf of Summit, Metropolitan Mortgage, and Western Holding. The commission rate paid depends on the type of security sold, its stated term, and whether the security sale involved a reinvestment by an existing customer or a new investment.

The Company earns a significant portion of its commission revenue from transactions for Summit and Metropolitan Mortgage. For the year ended September 30, 2002, the Company recorded $1,689,537 and $5,480,144 of commissions revenue from Summit and Metropolitan Mortgage, respectively. The Company paid commissions to independent sales representatives relating to Summit and Metropolitan Mortgage transactions of $1,386,686 and $4,506,671, respectively.

Certain costs are allocated to the Company from Metropolitan Mortgage. The following is a summary of those costs for the year ended September 30, 2002:

Rent	$48,000
General and administrative	12,000

The Company's employees are included in the Metropolitan Mortgage & Securities Co., Inc. Retirement Savings Plan (the Plan) authorized under Section 401(k) of the Tax Reform Act of 1986, as amended. The Plan is available to all employees over the age of 18 upon completion of six months of service. Prior to January 1, 2002, employees could defer from 1–15% of their compensation in multiples of whole percentages. Effective January 1, 2002, the Plan was amended to allow employees to defer from 1–80% of their compensation up to the annual maximum amount as determined by the Internal Revenue Service. The match by Metropolitan Mortgage is a discretionary matching contribution equal to a uniform percentage of the amount

5. Related-Party Transactions (continued)

of the participant contribution, up to 6% of the participant's annual compensation. The uniform percentage is to be determined annually by Metropolitan Mortgage. Metropolitan Mortgage may also make an additional discretionary contribution for any Plan year.

6. Federal Income Taxes

During the year ended September 30, 2002, the Company was allocated a federal income tax provision of $102,477, all of which is currently payable to the Parent at year-end. The allocation was calculated based upon the statutory rate applied to the income before income taxes.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Effective October 10, 2001, the Company's net capital requirement was increased to $250,000 pursuant to NASD Rule 1017, providing the Company with the opportunity to hold customer accounts, pursuant to SEC Rule 15c3-3. However, the Company continues to operate under the exemption status provided under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

At September 30, 2002, the Company had net capital of $984,115, which was $734,115 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1.

8. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including accrued expenses and certain payables are carried at fair value or contracted amounts approximating fair value.

Supplemental Information

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1

September 30, 2002

Net capital	
Total stockholder's equity, from Statement of Financial Condition	$1,217,624
Nonallowable assets	
Accounts receivable	229
Prepaid expenses	41,667
Property and equipment, net	181,094
Total nonallowable assets	222,990
Net capital before haircut on securities owned	994,634
Haircuts on securities owned	10,519
Net capital	984,115
Computation of basic net capital requirement	
Net capital requirement	250,000
Net capital in excess of requirement	$ 734,115
Aggregate indebtedness:	
Commissions payable	$ 103,425
Payable to Parent for federal income taxes	504,792
Payable to affiliated companies	134,535
Accrued expenses	23,058
Total aggregate indebtedness	$ 765,810
Ratio of aggregate indebtedness to net capital	0.78

There are no material differences between the amounts presented above and the amounts reported in the Company's September 30, 2002 unaudited FOCUS Part II Report, as amended.

Metropolitan Investment Securities, Inc.
(A wholly owned subsidiary of Summit Securities, Inc.)

Schedule II – Statement Regarding SEC Rule 15c3-3

September 30, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors and Stockholder
Metropolitan Investment Securities, Inc.

In planning and performing our audit of the financial statements of Metropolitan Investment Securities, Inc. (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of the differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 5, 2002

Ernst + Young LLP